Exhibit 99.1

NQ Mobile Announces Changes in the Board Composition

BEIJING and DALLAS, May 4, 2012 – NQ Mobile Inc. (NYSE: NQ), formerly named NetQin Mobile Inc., a leading global provider of mobile Internet services focusing on security, privacy and productivity (“NQ Mobile” or “the Company”), today announced the appointment of Mr. Omar Khan, Mr. William Li and Mr. Xiuming Tao as directors of the Company, and the retirement of Mr. Weiguo Zhao as a director of the Company, effective as of May 3, 2012. The Company also announced changes in the composition of the audit committee and compensation committee of its board of directors. Effective as of May 3, 2012, Mr. William Li will serve as a member of the audit committee, replacing Mr. Xu Zhou, who will remain on the board, and Mr. Xiuming Tao will serve as a member of the compensation committee, replacing Mr. Weiguo Zhao, who retired as a director.

Mr. Omar Khan has served as co-chief executive officer of NQ Mobile since January 2012 and directs NQ Mobile globally alongside chairman and co-chief executive officer Dr. Henry Lin. In addition, Mr. Khan focuses on the global expansion of NQ Mobile into markets such as North America, Latin America, Europe, Japan, Korea and India.

Mr. William Li has extensive experience in corporate governance and corporate finance. He has served as the general manager of Beijing Zhongchuang Telecom Test Co. Ltd., or Beijing Zhongchuang, a company listed on Shanghai Stock Exchange, since 2001. Prior to that, Mr. Li held multiple positions of Beijing Zhongchuang from December 1998 to 2001, including assistant of general manager and financial director. Prior to joining Beijing Zhongchuang, Mr. Li worked for World Capital Market (US) Investment Co., Ltd., or World Capital Market, from October 1997 to November 1998, during which he set up the Beijing representative office and served as the chief representative. Mr. Li joined World Capital Market from Jardine Fleming Securities Ltd., where he was mainly responsible for business related to B-shares and overseas listing from May 1996 to October 1997. Mr. Li holds a bachelor’s degree in engineering from Changchun University of Technology in China, a master’s degree in economics from Renmin University of China, and an MBA degree from the University of Edinburgh.

Mr. Xiuming Tao has extensive experience in the areas of international finance, international investment and trade, securities, futures, trust and international commercial arbitration. Mr. Tao is a founding partner of JunZeJun Law Offices, where he has worked since 1995, and obtained multiple awards for his work in the legal field in China. Prior to that, Mr. Tao worked for the International Law Department of the Institute of Law of Chinese Academy of Social Sciences from 1992 to 1994 and worked at Tian Ping Law Office from 1989 to 1992. Mr. Tao holds a bachelor’s degree in law from the Law School of Jilin University, a master’s degree in law from the Graduate School of Chinese Academy of Social Sciences. In addition, Mr. Tao received a Ph.D degree from the Law School of University of International Business and Economics in China in 2007.

Each of Mr. William Li and Mr. Xiuming Tao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934.

With the appointment of Messrs. Khan, Li and Tao and the abovementioned changes in the composition of its audit committee and compensation committee, NQ Mobile’s board now consists of nine directors, including five independent directors, and its audit committee, compensation committee and nominating and corporate governance committee are each entirely comprised of independent directors.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 147 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile’s headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

For additional information please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86 13693066011

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